COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation (“Regulation”).

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; and e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives.

Article 3 - The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, two hundred and forty-eight (797,265,248) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares, three hundred and forty-five million, two thousand, nine hundred and seventy-eight (345,002,978) are class “A” preferred shares and five hundred and ninety-three thousand, six hundred and eighteen (593,618) are class “B” preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred  shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit  of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the  respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i)            altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

(ii)          creation of classes of preferred shares more favorable than the existing classes;

(iii)        conversion of preferred shares into common shares of the Company;

(iv)        participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;

(v)          amendment to the Company’s bylaws;

(vi)        increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

(vii)      transformation, consolidation, spin-off, merger or merger of shares involving the Company;

(viii)    increase or reduction in the number of members in the Company’s Board of Directors;

(ix)        ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

(x)          alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

(xi)        issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;

(xii)      decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii)    appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

(xiv)    election and substitution of members of the Board of Directors and Fiscal Council; and

(xv)      determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i)                     setting the general business policy of the Company;

(ii)                   deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);

(iii)                 deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv)                  approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v)                    providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi)                 approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii)               approving the criteria for the employee participation in the profit sharing program;

(viii)             appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;

(ix)                 monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x)                   appointing and replacing the independent auditors of the Company and its controlled companies;

(xi)                 calling the Annual and Extraordinary General Meeting(s);

(xii)               submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii)             deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv)              approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company’s Business Plan;

(xv)               approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi)             approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii)           deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)         deciding on contracts, except those for the provision of raw materials, between the Company, or any of its controlled companies, on the one part, and any of its shareholders holding common shares, any administrator of the Company, its controlling companies or related parties, on the other part, in amounts exceeding five million Reais (R$ 5,000,000.00) per transaction or jointly exceeding fifteen million Reais (R$ 15,000,000.00) per fiscal year;

(xix)             setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx)               deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxi)             deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

(xxii)            approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiii)         approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxiv)         approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxv)           approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvi)         approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxvii)       instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxviii)     deciding, within the limits of its authority, on cases not covered by these bylaws; and

(xxix)         authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

EXECUTIVE BOARD

Article 29 - The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 30 - The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 31 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 32 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 33 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 34 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

Article 35 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 37 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 36 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 37 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 36 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs  and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 36 of these Bylaws.

Article 38 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 31, Sole Paragraph.

Article 39 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to fully controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER VIII

FISCAL BOARD

Article 40 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 41 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board  will be invested in office  upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 42 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER IX

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 43 - The financial year begins on January 1 and ends on December 31 of each year.

Article 44 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 44 of these bylaws, respectively.

Article 45 - The dividends and the interest on capital considered in the sixth paragraph of Article 44 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER X

SHAREHOLDERS AGREEMENT

Article 46 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XI

GENERAL CONSIDERATIONS

Article 47 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.